

Young Han

I believe that the applications for TransCrypts can be applied in so many facets of business operations and in an incredible amount of industries. I know that the team here is hardworking, earnest, and brilliant enough to use the blockchain to solve for large scale document storage and security issues every business goes through. Having been an executive that built an enterprise software for the insurtech space I know first hand how important a secure and accessible document storage and sharing vehicle is needed and required to conduct the fundamental business operations. TransCrypts is disrupting this space and its impact will be incredible and incredible to be a part of.

Invested $5,000 this round